Via EDGAR

September 15, 2010

Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, NE, CF/AD5
Washington, DC  20549-3561

cc:           Mr. Doug Jones

Re:          Wendy's/Arby's Group, Inc.
Form 10-K for Fiscal Year Ended January 3, 2010
Filed March 4, 2010
Form 10-Q for Fiscal Quarter Ended July 4, 2010
Filed August 12, 2010
File No. 001-02207

Dear Mr. Shenk:

We are responding in electronic form to your letter dated September 2, 2010 (the “Letter”) regarding the Wendy’s/Arby’s Group, Inc. (“WAG” and, collectively with its subsidiaries, the “Company”) Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (the “2009 10-K”).

The discussion below is presented in the order of the numbered comments in the Letter.  Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the 2009 10-K (including the documents incorporated by reference therein).  All dollar amounts referred to herein are in thousands.

Your comments and the Company’s responses thereto are as follows:

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

l.           The intended improvements in your disclosure indicated in the response to our prior comment number 4 appear to be useful. However, since cost of sales is material in arriving at your consolidated and segment margins and results, as you acknowledge, it is not clear to us why you believe the components of costs of sales are not significant independent factors, and therefore not important for investors to readily see quantification of and changes in its components, on a consolidated and segment basis.  It appears to us that providing details of the components of cost of sales, accompanied by an analysis of the material changes at an appropriate level of detail, would be useful information to enable investors to identify all of the factors and potential trends affecting your consolidated and segment margins from which to make their own assessment regarding your margins and results. The second sentence of Item 303(A)(3)(i) of Regulation S-K specifies “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” Also, refer to instructions 2 and 4 to Item 303(A) for guidance. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure or advise.

Company Response

Our current management procedure for reviewing brand results with the Company’s Board of Directors primarily focuses on revenues, sales, and restaurant margin percentage by segment. These are, in our judgment, the “significant components of revenues or expenses” that should be described to understand our results of operations. Similarly, for external reporting purposes, we report revenues, sales, and restaurant margin percentage by segment, and would include a discussion of material changes in these items, including, where relevant, down to the level of cost of sales components.

In further response to the staff’s comments, in future quarterly and annual reports, we will:

•
Revise the information included in Results of Operations – Restaurant Statistics to include a breakout of cost of sales by brand. As noted in our prior response number 4 to the staff’s letter of July 9, 2010, “… should there be a material change between any of the periods discussed in any of the components of cost of sales, we would quantify them as part of our discussion in Restaurant Margin in future filings.”

•
Expand the information in Results of Operations – Restaurant Statistics to include a tabular presentation of the results of each segment’s operations through “Operating income (loss).” We would address any material changes between any of the periods by segment for any of the line items presented in narrative form in the appropriate section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.

Provided below is the format of our intended revised disclosures, which will be included in Results of Operations – Restaurant Statistics in future quarterly and annual reports.
	2009	2008	2007 (c)
Sales
Wendy's (a)	$2,035.2	$504.8	n/a
Arby's	1,064.1	1,131.4	1,113.4
Bakery and kids' meal promotion items sold to franchisees	99.0	26.1	n/a
Total sales	$3,198.3	$1,662.3	$1,113.4

Cost of sales
Wendy's (a)	$1,731.5	$445.7	n/a
Arby's	916.4	949.6	894.5
Bakery and kids' meal promotion items sold to franchisees	80.5	20.2	n/a
Total cost of sales	$2,728.4	$1,415.5	$894.5
Margin $
Wendy's (a)	$303.7	$59.1	n/a
Arby's	147.7	181.8	218.9
Bakery and kids' meal promotion items sold to franchisees	18.5	5.9	n/a
Total margin	$469.9	$246.8	$218.9

Restaurant margin %
Wendy's (a)	14.9%	11.7%	n/a
Arby's	13.9%	16.1%	19.7%
Total restaurant margin %	14.6%	14.7%	19.7%

Franchise revenues
Wendy's (a)	$302.9	$74.6	n/a
Arby's	79.6	85.9	87.0
Total franchise revenues	$382.5	$160.5	$87.0

General and administrative
Wendy's (a)	$299.5	$79.5	n/a
Arby's	143.1	133.6	136.8
Brand general and administrative	$442.6	$213.1	$136.8

Depreciation and amortization
Wendy's (a)	$128.0	$23.9	n/a
Arby's	56.2	61.2	56.9
Brand depreciation and amortization	$184.2	$85.1	$56.9

Goodwill impairment
Wendy's (a)	$-	$-	n/a
Arby's	-	460.1	-
Brand goodwill impairment	$-	$460.1	$-

Impairment of other long-lived assets
Wendy's (a)	$23.4	$1.6	n/a
Arby's	56.5	8.0	2.6
Brand impairment of other long-lived assets	$79.9	$9.6	$2.6

Facilities relocation and corporate restructuring
Wendy's (a)	$3.8	$3.1	n/a
Arby's	-	0.1	0.7
Brand facilities relocation and corporate restructuring	$3.8	$3.2	$0.7

Other operating expense, net
Wendy's (a)	$2.5	$0.7	n/a
Arby's	0.7	-	0.2
Brand other operating expense, net	$3.2	$0.7	$0.2

Operating income (loss)
Wendy's (a) (b)	$167.9	$30.8	n/a
Arby's	(29.2)	(395.3)	108.7
Brand operating income (loss)	$138.7	$(364.5)	$108.7

(a) Wendy’s data for 2008 is only for the period commencing on September 29 (the “merger date”) through the end of the fiscal year. Wendy’s was not included in our operating results prior to the merger date.

(b) Wendy's Operating income (loss) includes the margin $ for the Bakery and kids' meal promotional items sold to franchisees.
(c) For illustrative purposes herein, 2007 operating results do not include our asset management segment which was sold in December 2007.

2.           In connection with the above comment, we note there is no single aggregate presentation of the dollar amount of costs attributed to each segment in arriving at each segment’s results. We believe such a presentation in tabular form, supplemented by an analysis of material changes in the components at a reasonable level of detail as appropriate, would enable investors to readily understand the context, magnitude and proportionate effect of costs for each segment. Such a presentation may also illuminate the reasons for variances in, and level and direction of, results for each segment. For example, for Wendy's in the Form 10-Q for the fiscal quarter ended July 4, 2010, the dollar amount of margins and margin percentage increased, and segment profits materially increased, notwithstanding impairment of long-lived assets in each period, in the current year periods despite decreases in revenues in each current year period. The implication is that changes in costs were material contributors to the margin, margin percentage and profit increases, but this is not readily apparent from your current presentation. It also appears that commentary specifically directed at material changes in segment results would be meaningful. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Company Response

Please see our intended revised disclosure in the Company Response to comment 1 above.

Please contact me at (678) 514-4375 if you have questions regarding our responses.

Sincerely,

/s/STEPHEN E. HARE
Senior Vice President and Chief Financial Officer